UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

VICI PROPERTIES 1 LLC

VICI FC INC.

RUBICON NC LLC

(Name of Applicants)

8329 W. Sunset Road, Suite 210

Las Vegas, Nevada 89113

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
8.00% Second-Priority Senior Secured Notes Due 2023	$1,758,000,000

Approximate date of proposed public offering:

On, or as soon as practicable following, the effective date (the “Effective Date”) under the Second Amended Joint Plan of Reorganization of Caesars Entertainment Operating Company, Inc., et al. pursuant to Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan of Reorganization”).

John Payne

President

VICI Properties 1 LLC

8329 W. Sunset Road, Suite 210

Las Vegas, Nevada 89113

(Name and Address of Agent for Service)

Copies to:

Carol Anne Huff

Ana Sempertegui

Kirkland & Ellis LLP

300 N. LaSalle

Chicago, Illinois 60654

(312) 862-2000

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

The following subsidiaries of VICI Properties 1 LLC, a newly formed Delaware limited liability company (“PropCo 1”), will be guarantors of the Notes as of the Effective Date and are co-applicants on this Form T-3 (the “Guarantors” or “Co-Applicants”).

Table of Co-Applicants

Bally’s Atlantic City LLC

Bluegrass Downs Property Owner LLC

Caesars Atlantic City LLC

Grand Biloxi LLC

Gulfport LLC

Harrah’s Bossier City LLC

Harrah’s Council Bluffs LLC

Harrah’s Joliet LandCo LLC

Harrah’s Lake Tahoe LLC

Harrah’s Metropolis LLC

Harrah’s Reno LLC

Harvey’s Lake Tahoe LLC

Horseshoe Bossier City Prop LLC

Horseshoe Council Bluffs LLC

Horseshoe Southern Indiana LLC

Horseshoe Tunica LLC

New Harrah’s North Kansas City LLC

New Horseshoe Hammond LLC

New Tunica Roadhouse LLC

Vegas Development LLC

Vegas Operating Property LLC

EXPLANATORY NOTE

Reference is made to the Disclosure Statement for the Plan of Reorganization (as may be amended or supplemented, the “Disclosure Statement”) and the accompanying Plan of Reorganization, copies of which are included as Exhibits T3E-1 and T3E-2, respectively. Pursuant to the Plan of Reorganization, the historical business of Caesars Entertainment Operating Company, Inc. (“CEOC”) will be separated by means of a spin-off transaction whereby CEOC’s real property assets (subject to certain exceptions) will be transferred through a series of transactions to VICI Properties Inc., a newly formed corporation incorporated under the laws of Maryland (“REIT”), and which will in turn transfer such real property assets (other than the historic golf course assets) to its operating partnership, VICI Properties L.P., a newly formed limited partnership formed under the laws of Delaware (the “Partnership”). The Partnership will in turn contribute such real property assets (subject to certain exceptions) to PropCo 1. Reorganized CEOC (“CEOC LLC”) will lease back the transferred real property pursuant to master leases and an affiliate of CEOC LLC will manage such businesses.

As further described in the Disclosure Statement, to facilitate the transactions contemplated by the Plan of Reorganization, Rubicon NC LLC, a newly formed limited liability company organized under the laws of Delaware (“Merger NewCo”), and REIT initially have been formed as wholly owned subsidiaries of CEOC. Pursuant to the Plan of Reorganization, CEOC will distribute the equity securities of REIT and debt securities of PropCo 1 (including the 8.00% Second-Priority Senior Secured Notes due 2023 (the “Notes”)) to CEOC’s creditors. It is expected that a percentage of the Notes will be initially issued by Merger NewCo and co-issued by VICI FC Inc. (“FinanceCo”), a newly formed corporation incorporated under the laws of Delaware and a subsidiary of PropCo 1. The remaining Notes will be co-issued by PropCo 1 and FinanceCo. It is expected that on the Effective Date, Merger NewCo will merge with and into PropCo 1, with PropCo 1 as the surviving entity. PropCo 1 will succeed Merger NewCo as co-issuer of the portion of the Notes that will initially be co-issued by Merger NewCo and FinanceCo. In this Form T-3, we refer to PropCo 1 and FinanceCo as the “Issuers,” and to the Issuers together with Merger NewCo, as the “Applicants.” Capitalized terms used herein and which are not otherwise defined herein shall have the meaning ascribed to them in the Plan of Reorganization.

GENERAL

1.	General Information.

The form of organization of and the state or other sovereign power under the laws of which each Applicant and Co-Applicant is organized are as follows:

Name	Form of Organization	Jurisdiction
VICI Properties 1 LLC	Limited liability company	Delaware
VICI FC Inc.	Corporation	Delaware
Rubicon NC LLC	Limited liability company	Delaware
Bally’s Atlantic City LLC	Limited liability company	Delaware
Bluegrass Downs Property Owner LLC	Limited liability company	Delaware
Caesars Atlantic City LLC	Limited liability company	Delaware
Grand Biloxi LLC	Limited liability company	Delaware
Gulfport LLC	Limited liability company	Delaware
Harrah’s Bossier City LLC	Limited liability company	Louisiana
Harrah’s Council Bluffs LLC	Limited liability company	Delaware
Harrah’s Joliet LandCo LLC	Limited liability company	Delaware
Harrah’s Lake Tahoe LLC	Limited liability company	Delaware
Harrah’s Metropolis LLC	Limited liability company	Delaware
Harrah’s Reno LLC	Limited liability company	Delaware
Harvey’s Lake Tahoe LLC	Limited liability company	Delaware
Horseshoe Bossier City Prop LLC	Limited liability company	Louisiana
Horseshoe Council Bluffs LLC	Limited liability company	Delaware
Horseshoe Southern Indiana LLC	Limited liability company	Delaware
Horseshoe Tunica LLC	Limited liability company	Delaware
New Harrah’s North Kansas City LLC	Limited liability company	Delaware
New Horseshoe Hammond LLC	Limited liability company	Delaware
New Tunica Roadhouse LLC	Limited liability company	Delaware
Vegas Development LLC	Limited liability company	Delaware
Vegas Operating Property LLC	Limited liability company	Delaware

2.	Securities Act Exemption Applicable.

Prior to the Effective Date, the Applicants intend to offer, under the terms and subject to the conditions set forth in the Disclosure Statement and the Plan of Reorganization, an aggregate principal amount of up to $1,758.0 million of Notes to holders of claims under CEOC’s senior secured credit facilities and under CEOC’s 11.25% Senior Secured Notes due 2017, 8.50% Senior Secured Notes due 2020 and 9.00% Senior Secured Notes due 2020 (collectively, the “Claims”). The Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the “Indenture”), a copy of which will be filed by amendment as Exhibit T3C to this application.

Generally, Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933, as amended (the “Securities Act”), and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan of reorganization with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicants and Co-Applicants believe that the offer of the Notes under the solicitation of acceptances for the Plan of Reorganization and the exchange of Claims for Notes, together with certain other consideration, under the Plan of Reorganization will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. To the extent that the solicitation of acceptances of the Plan of Reorganization constitutes an offer of new securities not exempt from registration under Section 1145(a)(1) of the Bankruptcy Code, the Applicants and Co-Applicants will also rely on Section 4(a)(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder.

AFFILIATIONS

3.	Affiliates.

(a) The following diagram indicates the relationship of the Applicants and Co-Applicants to each of their respective affiliates as of the date of this application. Connecting lines indicate 100% ownership of voting securities, unless otherwise stated.

(b) The following diagram indicates the expected relationship of the Applicants and Co-Applicants to each of their respective affiliates as of the Effective Date. All of the entities appearing below are expected to exist as of the Effective Date. Connecting lines indicate 100% ownership of voting securities, unless otherwise stated.

(1)	The ownership of REIT common stock and Series A preferred shares following the Effective Date cannot be determined at this time. The Plan of Reorganization contemplates that certain classes of creditors will have the ability to elect to receive common stock of REIT in lieu of debt and debt securities of PropCo 1 and certain of its subsidiaries, while other creditors will have the right to elect to purchase such common stock. The amount of REIT common stock and Series A preferred shares held by particular creditors cannot be determined until all relevant elections are made.
(2)	Following the Effective Date, the subsidiaries of PropCo 1 will hold the real estate assets that REIT will transfer to PropCo 1 in connection with the Plan of Reorganization. All of PropCo 1’s direct and indirect domestic subsidiaries (other than FinanceCo and CPLV Property Owner LLC and its subsidiaries, which will be designated as Unrestricted Subsidiaries under the Indenture) will be guarantors of the Notes.

(c) Certain directors and executive officers of the Applicants and Co-Applicants may be deemed their “affiliates” by virtue of their respective positions in each entity. See Item 4, “Directors and Executive Officers.”

(d) Certain persons may be deemed to be “affiliates” of the Applicants and Co-Applicants by virtue of their holdings of voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

(a) Directors and Executive Officers of PropCo 1. PropCo 1 is controlled by the Partnership as sole member. As of the date of this application, the executive officers of PropCo 1 are as set forth below. The mailing address and telephone number of each of them is c/o VICI Properties Inc., 8329 W. Sunset Road, Suite 210, Las Vegas, Nevada 89113; telephone number (702) 407-6000.

Name	Position
John Payne	President
Mary E. Higgins	Vice President and Treasurer
Timothy Lambert	Vice President and Secretary

It is expected that as of the Effective Date, the executive officers of PropCo 1 will be:

Name	Position
John Payne	President, Secretary
Mary E. Higgins	Treasurer

(b) Directors and Executive Officers of FinanceCo. The names of the executive officers and directors of FinanceCo as of the date of this application are as set forth below. The mailing address and telephone number of each of them is c/o VICI Properties Inc., 8329 W. Sunset Road, Suite 210, Nevada 89113; telephone number (702) 407-6000.

Name	Position
John Payne	Director and President
Mary E. Higgins	Director, Vice President and Treasurer
Timothy Lambert	Director, Vice President and Secretary

It is expected that as of the Effective Date, the executive officers and directors of FinanceCo will be:

Name	Position
John Payne	Director, President, Secretary
Mary E. Higgins	Director, Treasurer

(c) Directors and Executive Officers of Merger NewCo. Merger NewCo is controlled by CEOC, as sole member. The names of the executive officers of Merger NewCo as of the date of this application are as set forth below. The mailing address and telephone number of each of them is c/o Caesars Entertainment Operating Company, Inc., One Caesars Palace Drive, Las Vegas, Nevada 89109; telephone number (702) 407-6000. It is anticipated that on the Effective Date, Merger NewCo will cease to exist.

Name	Position
John Payne	President
Mary E. Higgins	Vice President and Treasurer
Timothy Lambert	Vice President and Secretary

(d) Directors and Executive Officers of the Guarantors. Each of the Guarantors is controlled by PropCo 1 as sole member. The names of the executive officers of each of the Guarantors as of the date of this application are as set forth below. The mailing address and telephone number of each of them is c/o VICI Properties Inc., 8329 W. Sunset Road, Suite 210, Las Vegas, Nevada 89113; telephone number (702) 407-6000.

Name	Position
John Payne	President
Mary E. Higgins	Vice President and Treasurer
Timothy Lambert	Vice President and Secretary

It is expected that as of the Effective Date, the executive officers of each of the Guarantors will be:

Name	Position
John Payne	President, Secretary
Mary E. Higgins	Treasurer

5.	Principal Owners of Voting Securities.

As of the date of this application: (i) the Partnership owns 100% of the voting securities of PropCo 1, (ii) PropCo 1 owns 100% of the voting securities of FinanceCo and (iii) CEOC owns 100% of the voting securities of Merger NewCo. The mailing address and telephone number of the Partnership and PropCo 1 are c/o VICI Properties Inc., 8329 W. Sunset Road, Suite 210, Las Vegas, Nevada 89113; telephone number (702) 407-6000. The mailing address and telephone number of Merger NewCo is c/o Caesars Entertainment Operating Company, Inc., One Caesars Palace Drive, Las Vegas, Nevada 89109; telephone number (702) 407-6000.

It is anticipated that, as of the Effective Date, (i) the Partnership will continue to own 100% of the voting securities of PropCo 1, (ii) PropCo 1 will continue to own 100% of the voting securities of FinanceCo and (iii) Merger NewCo will cease to exist. VICI Properties GP LLC, a Delaware limited liability company, will be the general partner of the Partnership (the “General Partner”). The General Partner’s sole member will be the REIT. As discussed in Item 3, “Affiliates,” the ownership of REIT’s voting securities following the Effective Date cannot be determined at this time.

UNDERWRITERS

6.	Underwriters.

(a) No person has acted as an underwriter of any securities of the Applicants and Co-Applicants within three years prior to the date of filing this application.

(b) No person is acting as a principal underwriter of the Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7.	Capitalization.

As of the date of this application, none of PropCo 1, Merger NewCo or the Guarantors has issued limited liability company interests because each entity has a sole member. PropCo 1 is controlled by the Partnership as its sole member and Merger NewCo is controlled by CEOC as its sole member and each of the Guarantors is controlled by PropCo 1 as its sole member.

The following table sets forth information with respect to each authorized class of securities of FinanceCo as of the date of this application. PropCo 1 is FinanceCo’s sole stockholder. Holders of common stock of FinanceCo are entitled to one vote per share and vote as a single class.

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.01 per share	1,000	1,000

It is anticipated that, as of the Effective Date, the Applicants will have (i) issued the Notes and (ii) issued approximately $431.0 million in aggregate principal amount of First-Priority Senior Secured Floating Rate Notes due 2022. It is anticipated that on the Effective Date, Merger NewCo will merge with and into PropCo 1 and will cease to exist.

It is anticipated that as of the Effective Date, the Co-Applicants will have (i) issued guarantees for the Notes and (ii) issued guarantees of approximately $431.0 million in aggregate principal amount of First-Priority Senior Secured Floating Rate Notes due 2022.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

The Notes will be subject to the Indenture among the Applicants, the guarantors named therein and a trustee to be identified by amendment hereof (the “Trustee”). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture to be filed by amendment as Exhibit T3C therewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a) Events of Default; Withholding of Notice of Default.

The occurrence of any of the following events will constitute an Event of Default under the Indenture:

(i) there is a default in any payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

(ii) there is a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(iii) the failure by PropCo 1 or any Restricted Subsidiary to comply for 60 days after the notice specified below with its other agreements contained in the Notes or the Indenture (other than a default referred to in clause (i) or (ii) above); provided that in the case of a failure to comply with Section 4.02 of the Indenture, such period of continuation of such default or breach shall be 150 days after written notice specified below has been given;

(iv) the failure by PropCo 1 or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay any Indebtedness (other than Indebtedness owing to PropCo 1 or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $60.0 million or its foreign currency equivalent;

(v) either PropCo 1 or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(1) commences a voluntary case;

(2) consents to the entry of an order for relief against it in an involuntary case;

(3) consents to the appointment of a Custodian of it or for any substantial part of its property; or

(4) makes a general assignment for the benefit of its creditors or takes any comparable action under any foreign laws relating to insolvency;

(vi) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(1) is for relief against PropCo 1 or any Significant Subsidiary in an involuntary case;

(2) appoints a Custodian of either PropCo 1 or any Significant Subsidiary or for any substantial part of the property of any of them; or

(3) orders the winding up or liquidation of PropCo 1 or any Significant Subsidiary;

or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days;

(vii) failure by PropCo 1 or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $60.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers or by third party indemnities), which judgments are not discharged, waived or stayed for a period of 60 days;

(viii) the Note Guarantee of any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) ceases to be in full force and effect (except as contemplated by the terms thereof);

(ix) unless all of the Collateral has been released from the Second Priority Liens in accordance with the provisions of Article XI of the Indenture, the Second Priority Liens on any material Collateral cease to be valid or enforceable and such Default continues for 30 days, or an Issuer shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable and, in the case of any such Person that is a Subsidiary of an Issuer, the Issuers fail to cause such Subsidiary to rescind such assertions within 30 days after the Issuers have actual knowledge of such assertions (in each case, other than any releases contemplated by the terms thereof), except to the extent that any such invalidity or unenforceability results from the limitations of foreign laws, rules and regulations as they apply to pledges of Equity Interests in or pledged Indebtedness of Foreign Subsidiaries or the application thereof, or except from the action or inaction of the Collateral Agent, and except to the extent that such invalidity or unenforceability is covered by a title insurance policy and the Collateral Agent is reasonably satisfied with the credit of such insurer; or

(x) the failure by any Issuer or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the Security Documents except for a failure that would not be material to the holders of the Notes and would not materially affect the value of the Collateral taken as a whole.

The foregoing shall constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clauses (iii) or (x) above shall not constitute an Event of Default until the Trustee or the holders of 30% in principal amount of outstanding Notes notify the Issuers of the default and the Issuers do not cure such default within the time specified in clauses (iii) or (x) hereof after receipt of such notice.

If an Event of Default (other than an Event of Default specified in clauses (v) or (vi) above with respect to PropCo 1) occurs and is continuing, the Trustee or the holders of at least 30% in principal amount of outstanding Notes by notice to the Issuers may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default specified in clauses (v) or (vi) above with respect to PropCo 1 occurs, the principal of and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. No premium will be due and payable on the Notes pursuant to this paragraph as a result of any Event of Default, notwithstanding the redemption provisions of the Indenture and the Notes or otherwise.

Under certain circumstances, the holders of a majority in principal amount of outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

In the event of any Event of Default specified in clause (iv) above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the Issuers deliver an Officer’s Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events except as provided in the paragraph above.

Provided the Notes are not then due and payable by reason of a declaration of acceleration, the holders of a majority in principal amount of the Notes by written notice to the Trustee may waive an existing Default and its consequences except (a) a Default in the payment of the principal of or interest on a Note, (b) a Default arising from the failure to redeem or purchase any Note when required pursuant to the terms of the Indenture or (c) a Default in respect of a provision that under Section 9.02 of the Indenture cannot be amended without the consent of each holder affected. When a Default is waived, it is deemed cured and the Issuers, the Trustee and the holders will be restored to their former positions and rights under the Indenture, but no such waiver shall extend to any subsequent or other Default or impair any consequent right.

If a Default occurs and is continuing and if it is actually known to the Trustee or a written notice thereof is received by the Trustee, the Trustee shall mail to each holder notice of the Default within the later of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice if it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of the holders.

(b) Authentication and Delivery of the Notes; Application of Proceeds.

The Notes to be issued under the Indenture may from time to time be executed on behalf of the Issuers by manual or facsimile signature by one of their respective proper officers and delivered to the Trustee for authentication and delivery in accordance with the Issuers’ written order and the Indenture. Each Note shall be dated the date of its authentication. A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture. The Notes shall be issuable only in registered form without interest coupons and in denominations of $2,000 and any integral multiples of $1,000 in excess thereof; provided that Notes may be issued in denominations of less than $2,000 solely to accommodate book-entry positions that have been created by the Depository in denominations of less than $2,000. The Trustee may appoint one or more authenticating agents reasonably acceptable to the Issuers to authenticate the Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so.

The Notes will be issued to Holders of Claims. As a result, the Issuers will not realize any proceeds from such issuance.

(c) Release of Collateral.

Pursuant to Article XI of the Indenture, subject to certain subsections of Section 11.04(a) of the Indenture, Collateral may be released from the Lien and security interests created by the Security Documents to secure the Notes and obligations under the Indenture at any time or from time to time in accordance with the provisions of the Intercreditor Agreement or as provided in the Indenture or in the Security Documents. The applicable assets included in the Collateral shall be automatically released from the Liens securing the Notes under any one or more of the following circumstances or any applicable circumstance as provided in the Intercreditor Agreement or the Security Documents: (1) upon the Discharge of Senior Lender Claims and concurrent release of all other Liens on such property or assets securing First Priority Lien Obligations (including all commitments and letters of credit thereunder but excluding cash collateralizing such letters of credit); provided, however, that if any Issuer or Subsidiary Guarantor subsequently incurs First Priority Lien Obligations that are secured by Liens on property or assets of any Issuer or Subsidiary Guarantor of the type constituting the Collateral, then the Issuers will be required to reinstitute the security arrangements with respect to the Collateral in favor of the Notes, which, in the case of any such subsequent First Priority Lien Obligations, will be Second Priority Liens on the Collateral securing such First Priority Lien Obligations to the same extent provided by the Security Documents and on the terms and conditions of the security documents relating to such First Priority Lien Obligations, with the Second Priority Lien held either by the administrative agent, collateral agent or other representative for such First Priority Lien Obligations or by a collateral agent or other representative designated by the Issuers to hold the Second Priority Liens for the benefit of the holders of the Notes and subject to an intercreditor agreement that provides the administrative agent or collateral agent substantially the same rights and powers as afforded under the Intercreditor Agreement;

(2) to enable any Issuer or Guarantor to consummate the disposition of such property or assets to a Person that is not an Issuer or Guarantor to the extent not prohibited under Section 4.06 and otherwise in compliance with the Indenture; (3) in respect of the property and assets of a Subsidiary Guarantor, upon the designation of such Subsidiary Guarantor to be an Unrestricted Subsidiary in accordance with the Indenture, and such Subsidiary Guarantor shall be automatically released from its obligations hereunder and under the Security Documents; (4) in respect of the property or assets of an Issuer, upon the release or discharge of such Issuer’s Notes Obligations in accordance with the Indenture; (5) in respect of the property and assets of a Guarantor, upon the release or discharge of the Note Guarantee of such Guarantor in accordance with the Indenture; (6) in respect of any property and assets securing First Priority Lien Obligations, upon the release of the security interests securing such assets or property securing any First Priority Lien Obligations, other than in connection with a Discharge of Senior Lender Claims; (7) as described under Article IX of the Indenture; and (8) if and as required by the First Lien Intercreditor Agreement.

In addition, the Liens securing the Notes Obligations shall automatically terminate and/or be released as of the date upon (i) all the Obligations under the Notes and the Indenture (other than contingent or unliquidated obligations or liabilities not then due) have been paid in full in cash or immediately available funds; (ii) a legal defeasance or covenant defeasance or discharge under the Indenture; or (iii) the holders of at least 66 2/3% in aggregate principal amount of the Notes then outstanding consent to the termination of the Security Documents.

In addition, upon the request of the Issuers pursuant to an Officer’s Certificate certifying that all conditions precedent under the Indenture have been met, the Collateral Agent shall execute, deliver or acknowledge such instruments or releases to evidence the release of any Collateral permitted to be released pursuant to the Indenture or the Security Documents or the Intercreditor Agreement.

(d) Satisfaction and Discharge.

The Issuers may terminate their obligations under the Indenture when (i) either (a) all Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Notes (x) have become due and payable, (y) will become due and payable at their stated maturity within one year or (z) if redeemable at the option of the Issuers, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; provided, that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit as of the date of the redemption only required to be deposited with the Trustee on or prior to the date of the redemption; (ii) the Issuers and/or the Subsidiary Guarantors have paid all other sums payable under the Indenture; and (iii) the Issuers have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(e) Evidence of Compliance with Conditions and Covenants.

The Issuers shall deliver to the Trustee within 120 days after the end of each fiscal year of the Issuers, beginning with the fiscal year ending on December 31, 2017, an Officer’s Certificate stating that in the course of the performance by the signer of his or her duties as an Officer of the Issuers he or she would normally have knowledge of any Default and whether or not the signer knows of any Default that occurred during such period. If he or she does, the certificate shall describe the Default, its status and what action the Issuers are taking or propose to take with respect thereto. In addition, the Issuers are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute a Default, its status and what action the Issuers are taking or propose to take with respect thereof.

9.	Other Obligors.

It is expected that the Notes will be guaranteed by the Co-Applicants. The address for each of the Co-Applicants is c/o VICI Properties Inc., 8329 W. Sunset Road, Suite 210, Las Vegas, Nevada 89113.

Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered one to 11, consecutively, and Index to Exhibits.

(b) The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified (to be filed by amendment as Exhibit T3G).

(c) The exhibits listed on the Index to Exhibits attached hereto in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, VICI Properties 1 LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New Orleans, and State of Louisiana, on the 11th day of August, 2017.

(SEAL)			VICI PROPERTIES 1 LLC

Attest:	/s/ Nedra S. Gaines		By:	/s/ John Payne

	Name:	Nedra S. Gaines		Name:	John Payne
				Title:	President

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, VICI FC Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New Orleans, and State of Louisiana, on the 11th day of August, 2017.

(SEAL)			VICI FC INC.

Attest:	/s/ Nedra S. Gaines		By:	/s/ John Payne

	Name:	Nedra S. Gaines		Name:	John Payne
				Title:	President

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Rubicon NC LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New Orleans, and State of Louisiana, on the 11th day of August, 2017.

(SEAL)			RUBICON NC LLC

Attest:	/s/ Nedra S. Gaines		By:	/s/ John Payne

	Name:	Nedra S. Gaines		Name:	John Payne
				Title:	President

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Co-Applicants has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New Orleans, and State of Louisiana, on the 11th day of August, 2017.

(SEAL)

Attest:	/s/ Nedra S. Gaines	BALLY’S ATLANTIC CITY LLC
	Name: Nedra S. Gaines	BLUEGRASS DOWNS PROPERTY

            OWNER LLC

CAESARS ATLANTIC CITY LLC

GRAND BILOXI LLC

GULFPORT LLC

HARRAH’S BOSSIER CITY LLC

HARRAH’S COUNCIL BLUFFS LLC

HARRAH’S JOLIET LANDCO LLC

HARRAH’S LAKE TAHOE LLC

HARRAH’S METROPOLIS LLC

HARRAH’S RENO LLC

HARVEY’S LAKE TAHOE LLC

HORSESHOE BOSSIER CITY PROP LLC

HORSESHOE COUNCIL BLUFFS LLC

HORSESHOE SOUTHERN INDIANA

            LLC

HORSESHOE TUNICA LLC

NEW HARRAH’S NORTH KANSAS

            CITY LLC

NEW HORSESHOE HAMMOND LLC

NEW TUNICA ROADHOUSE LLC

VEGAS DEVELOPMENT LLC

VEGAS OPERATING PROPERTY LLC

By:	/s/ John Payne
	Name:	John Payne
	Title:	President

INDEX TO EXHIBITS

Exhibit	Description

Exhibit T3A-1	Certificate of Formation of VICI Properties 1 LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3A-2	Certificate of Incorporation of VICI FC Inc. (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3A-3*	Certificate of Formation of Rubicon NC LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3 with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on July 8, 2016)

Exhibit T3A-4	Certificate of Formation of Bally’s Atlantic City LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3A-5	Certificate of Formation of Bluegrass Downs Property Owner LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3A-6	Certificate of Formation of Caesars Atlantic City LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3A-7	Certificate of Formation of Grand Biloxi LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3A-8	Certificate of Formation of Gulfport LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3A-9	Certificate of Formation of Harrah’s Bossier City LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3A-10	Certificate of Formation of Harrah’s Council Bluffs LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3A-11	Certificate of Formation of Harrah’s Joliet LandCo LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3A-12	Certificate of Formation of Harrah’s Lake Tahoe LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3A-13	Certificate of Formation of Harrah’s Metropolis LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3A-14	Certificate of Formation of Harrah’s Reno LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit	Description

Exhibit T3A-15	Certificate of Formation of Harvey’s Lake Tahoe LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3A-16	Certificate of Formation of Horseshoe Bossier City Prop LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3A-17	Certificate of Formation of Horseshoe Council Bluffs LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3A-18	Certificate of Formation of Horseshoe Southern Indiana LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3A-19	Certificate of Formation of Horseshoe Tunica LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3A-20	Certificate of Formation of New Harrah’s North Kansas City LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3A-21	Certificate of Formation of New Horseshoe Hammond LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3A-22	Certificate of Formation of New Tunica Roadhouse LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3A-23	Certificate of Formation of Vegas Development LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3A-24	Certificate of Formation of Vegas Operating Property LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3B-1	Operating Agreement of VICI Properties 1 LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3B-2	Bylaws of VICI FC Inc. (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3B-3*	Operating Agreement of Rubicon NC LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3 with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on July 8, 2016)

Exhibit T3B-4	Operating Agreement of Bally’s Atlantic City LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3B-5	Operating Agreement of Bluegrass Downs Property Owner LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3B-6	Operating Agreement of Caesars Atlantic City LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit	Description

Exhibit T3B-7	Operating Agreement of Grand Biloxi LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3B-8	Operating Agreement of Gulfport LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3B-9	Operating Agreement of Harrah’s Bossier City LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3B-10	Operating Agreement of Harrah’s Council Bluffs LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3B-11	Operating Agreement of Harrah’s Joliet LandCo LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3B-12	Operating Agreement of Harrah’s Lake Tahoe LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3B-13	Operating Agreement of Harrah’s Metropolis LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3B-14	Operating Agreement of Harrah’s Reno LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3B-15	Operating Agreement of Harvey’s Lake Tahoe LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3B-16	Operating Agreement of Horseshoe Bossier City Prop LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3B-17	Operating Agreement of Horseshoe Council Bluffs LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3B-18	Operating Agreement of Horseshoe Southern Indiana LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3B-19	Operating Agreement of Horseshoe Tunica LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3B-20	Operating Agreement of New Harrah’s North Kansas City LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3B-21	Operating Agreement of New Horseshoe Hammond LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit	Description

Exhibit T3B-22	Operating Agreement of New Tunica Roadhouse LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3B-23	Operating Agreement of Vegas Development LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3B-24	Operating Agreement of Vegas Operating Property LLC (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s Form T-3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3C**	Form of Indenture Governing the Notes

Exhibit T3D	Not applicable

Exhibit T3E-1*	Disclosure Statement for the Second Amended Joint Plan of Reorganization of Caesars Entertainment Operating Company, Inc., et al., Chapter 11 of the Bankruptcy Code, dated June 28, 2016 (incorporated by reference to Caesars Entertainment Operating Company, Inc.’s Form T-3 with respect to the First-Priority Senior Secured Floating Rate Notes due 2023 filed with the Securities and Exchange Commission on July 8, 2016)

Exhibit T3E-2	Third Amended Joint Plan of Reorganization of Caesars Entertainment Operating Company, Inc., et al., under Chapter 11 of the Bankruptcy Code, dated January 13, 2017 (incorporated by reference to VICI Properties 1 LLC, VICI FC Inc. and Rubicon NC LLC’s From T3/A with respect to the First-Priority Senior Secured Floating Rate Notes due 2022 filed with the Securities and Exchange Commission on August 11, 2017)

Exhibit T3F**	Cross-reference sheet (included in Exhibit T3C)

Exhibit T3G**	Form T-1 qualifying the Trustee under the Indenture to be qualified pursuant to this Form T-3

*	Previously filed.
**	To be filed by amendment.